UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 13, 2013

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

1 Hashalom Road

Tel-Aviv, Israel 67892

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

On December 31, 2012 and January 13, 2013, Gazit-Globe Ltd. (the “Company”) and a wholly-owned subsidiary entered into amendments and addendums, respectively, to an existing credit facility with Bank Hapoalim B.M. (the “Credit Facility”). Details regarding the original Credit Facility are set out in section 19.2.3 of the chapter describing the Company’s business in the Company’s 2011 annual report filed on Exhibit 99.1 to the Current Report on Form 6-K that was furnished to the Securities and Exchange Commission (“SEC”) on April 2, 2012. A description of the material terms of the amendments were included on Exhibit 99.1 of the Current Report on Form 6-K that was originally furnished by the Company to the SEC on January 4, 2013.

The Company will be submitting a confidential treatment request to the SEC requesting confidential treatment of certain portions of the amendments and addendums. Redacted copies of the amendments and addendums are attached hereto as Exhibits 99.1 and 99.2 and are incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description

99.1	The Third Amendment to the Facility Agreement, by and between Gazit-Globe Ltd. and Bank Hapoalim B.M., dated December 31, 2012 and the addendum dated January 13, 2013.*

99.2	The Third Amendment to the Facility Agreement by and between Gazit Canada Inc. and Bank Hapoalim B.M., dated December 31, 2012 and the addendum dated January 13, 2013.*

*	Portions of these exhibits have been omitted and will be filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: 03/13/2013	By:	/s/ Eran Ballan
	Name:	Eran Ballan
	Title:	Senior Executive Vice President, General Counsel and Company Secretary